September 10, 2024

Martin Lacoff
Chief Financial Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, CT 06831

        Re: Belpointe PREP, LLC
            Form 10-K for the fiscal year ended December 31, 2023
            Filed March 29, 2024
            File No. 001-40911
Dear Martin Lacoff:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Exhibits

1. We note that your certifications filed as Exhibit 31 exclude internal control over financial reporting language within the introductory sentence of paragraph 4. Please file a full amendment to your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to
       Regulation S-K C&DI 246.13.
 September 10, 2024
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction